As filed with the Securities and Exchange Commission on October 21, 2005
                                                      Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ---------------

                                  WPP 2005 plc
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                                       N/A
                   (Translation of issuer's name into English)

                                 ---------------

                               The United Kingdom
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

            ---------------------------------------------------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:

  Mitchell Karsch, Esq.                             Herman H. Raspe, Esq.
   Davis & Gilbert LLP                      Patterson, Belknap, Webb & Tyler LLP
      1740 Broadway                              1133 Avenue of the Americas
New York, New York 10019                          New York, New York 10036

            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

            ---------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           200,000,000              $5.00             $10,000,000.00         $1,177.00
representing five (5) ordinary
shares, par value 475 pence per
share, of WPP 2005 plc
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                 Location in Form of American
                                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                                          Filed Herewith as Prospectus
-----------------------                                                          ----------------------------------------
1.    Name of Depositary and address of its principal executive office           Face of Receipt - Introductory Article.

2.    Title of Receipts and identity of deposited securities                     Face of Receipt - Top Center.

Terms of Deposit:

      (i)    The amount of deposited securities represented by one               Face of Receipt - Upper right corner.
             American Depositary Share ("ADSs")

      (ii)   The procedure for voting, if any, the deposited securities          Reverse of Receipt - Paragraphs (16) and (17).

      (iii)  The collection and distribution of dividends                        Reverse of Receipt - Paragraph (14).

      (iv)   The transmission of notices, reports and proxy soliciting           Face of Receipt - Paragraph (13);
             material                                                            Reverse of Receipt - Paragraph (16).

      (v)    The sale or exercise of rights                                      Reverse of Receipt - Paragraphs (14) and (16).

      (vi)   The deposit or sale of securities resulting from dividends,         Face of Receipt - Paragraphs (3) and (6);
             splits or plans of reorganization                                   Reverse of Receipt - Paragraphs (14) and (18).

      (vii)  Amendment, extension or termination of the deposit                  Reverse of Receipt - Paragraphs (20) and (21) (no
             agreement                                                           provision for extensions).

      (viii) Rights of holders of Receipts to inspect the transfer books         Face of Receipt - Paragraph (13).
             of the Depositary and the list of holders of ADSs

      (ix)   Restrictions upon the right to deposit or withdraw the              Face of Receipt - Paragraphs (2), (3), (4), (6),
             underlying securities                                               (7), (9) and (10).

                                                                                 Location in Form of American
                                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                                          Filed Herewith as Prospectus
-----------------------                                                          ----------------------------------------
      (x)    Limitation upon the liability of the Depositary                     Face of Receipt - Paragraph (7);
                                                                                 Reverse of Receipt - Paragraph (18).

3.    Fees and charges that may be imposed directly or indirectly on             Face of Receipt - Paragraph (10).
      holders of ADSs

Item 2. AVAILABLE INFORMATION                                                    Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among WPP 2005 plc, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among WPP 2005 plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of October, 2005.

                                       Legal entity created by the Deposit
                                       Agreement under which the American
                                       Depositary Shares registered hereunder
                                       are to be issued, each American
                                       Depositary Share representing five (5)
                                       ordinary shares, par value 475 pence per share, of WPP 2005 plc

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Jonathan Paterson
                                           -------------------------------------
                                           Name:  Jonathan Paterson
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, WPP 2005 plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People's Republic of China, on October 18, 2005.

                                       WPP 2005 PLC


                                       By: /s/ Paul W. G. Richardson
                                           -------------------------------------
                                           Name:  Paul W. G. Richardson
                                           Title: Finance Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul W. G. Richardson to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 18, 2005.

Signature                              Title
---------                              -----


/s/ Philip Lader                       Chairman (non-executive) of the Board of
------------------------------------   Directors
Philip Lader


/s/ Sir Martin Stuart Sorrell          Group Chief Executive Officer
------------------------------------
Sir Martin Stuart Sorrell


/s/ Paul Winston George Richardson     Finance Director (Principal Financial
------------------------------------   Officer, Principal Accounting Officer and
Paul Winston George Richardson         Director)


/s/ Howard Paster                      Executive Director
------------------------------------
Howard Paster


/s/ Mark Julian Read                   Strategy Director
------------------------------------
Mark Julian Read


/s/ Esther Dyson                       Non-Executive Director
------------------------------------
Esther Dyson


                                       Non-Executive Director
------------------------------------
Orit Gadiesh

Signature                              Title
---------                              -----


                                       Non-Executive Director
------------------------------------
David Herman Komansky


                                       Non-Executive Director
------------------------------------
Christopher Alasdhair Anthony Ewan
Mackenzie


/s/ Stanley Wilbur Morten              Non-Executive Director
------------------------------------
Stanley Wilbur Morten


                                       Non-Executive Director
------------------------------------
Koichiro Naganuma


                                       Non-Executive Director
------------------------------------
Lubna Suliman Olayan


/s/ John Anthony Quelch                Non-Executive Director
------------------------------------
John Anthony Quelch


/s/ Jeffrey Allen Rosen                Non-Executive Director
------------------------------------
Jeffrey Allen Rosen


/s/ Paul Spencer                       Non-Executive Director
------------------------------------
Paul Spencer


                                       Non-Executive Director
------------------------------------
Colin Richard Day


/s/ Paul Winston George Richardson     Authorized Representative in the United
------------------------------------   States
Paul Winston George Richardson

                                Index to Exhibits

                                                                    Sequentially
Exhibit            Document                                        Numbered Page
-------            --------                                        -------------

(a)                Form of Deposit Agreement

(d)                Opinion of counsel to the Depositary